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                                    EXHIBIT 6

                   Text of Letter From Excal Enterprises, Inc.
                      [Excal Enterprises, Inc.  letterhead]


June 19, 1996


Steven C.  Koegler, Esquire
Walker & Koegler
Building 100, Suite 200
10151 Deerwood Park Boulevard
Jacksonville, Florida  32256-0959

RE:  DEMAND FOR SHAREHOLDERS MEETING OF EXCAL ENTERPRISES, INC.

Dear Mr. Koegler:

I am in receipt of the letters from Cede & Co. dated May 31, 1996 which your law firm forwarded to me on June 3, 1996 requesting that Excal Enterprises, Inc. ("Excal") "call a special meeting of Shareholders in lieu of the annual meeting." Section 2.2 of Excal's Bylaws requires that the annual meeting of shareholders be held "within 120 days following the close of the corporation's fiscal year." The By-laws do not require that the annual shareholders meeting be held after the fiscal year end. The corporation's fiscal year ends on June
30. Therefore, annual shareholders meetings must be held by October 28. Excal held its 1994 annual shareholders meeting on June 30, 1994 and held its 1995 annual shareholders meeting on May 31, 1995 where it, among other things, elected directors. Excal intends to hold its 1996 annual shareholders meeting this fall pursuant to Section 2.2 of its Bylaws. At that time, the shareholders will have the opportunity to elect directors. Therefore, your demand that the company call a Special Meeting in lieu of the Annual Meeting of the Shareholders is rejected.

Your demand is improper for several reasons. First of all, since the 1995 annual shareholders meeting has already been held, any demand for Special Meeting would need to be to remove directors, not elect them. Secondly, Excal's Bylaws do not permit a shareholder to demand that a meeting be held on a specific date, at a specific location, nor permit the shareholder to set a record date.

Sincerely,



Timothy R.  Barnes
Corporate Secretary